SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

- Press Release dated February 28, 2007.

Press Release
ENEL ANSWERS QUESTIONS MADE BY THE PUBLIC AUTHORITY REGULATING SPANISH CAPITAL MARKETS (CNMV) REGARDING THE ACQUISITION OF 9.99% OF ENDESA
Rome, February 28, 2007 - With regards to the questions posed by the Comision Nacional del Mercado de Valores (CNMV), regarding the acquisition by Enel of a stake of 9.99% in Endesa’s share capital, Enel has provided the following answers.
1) Enel decided to buy Endesa shares through a resolution of the Board of Directors of the Parent Company which met yesterday afternoon, February 27.
Afterwards, the shares of Endesa were bought by a bank (UBS) mandated by Enel. The purchase order addressed to such bank was transmitted shortly after the board meeting, and UBS acquired 105,800,000 Endesa shares between 18:26 and 18:55 CET at a price of 39 euros per share.
According to a resolution adopted by the aforesaid board of directors of Enel, the purchase of the stake in Endesa was finalized today by Enel Energy Europe S.r.l., a wholly-owned subsidiary of Enel.
2) Enel has not stipulated yet any contract for derivatives, futures, equity swaps or any other financial instrument linked to Endesa shares. Enel reserves anyway to make use of such contracts in the future.
3) As already stated in the note sent earlier today to CNMV, Enel doesn’t rule out the intention to acquire further shares of Endesa, bringing its stake up to 24.99% of the company’s share capital, subject to the authorization of the relevant Spanish Authority and to favourable market conditions.
4) Enel hasn’t yet adopted any decision concerning its participation to Endesa General Shareholders’ Meeting scheduled on March 20, 2007 and maintains all options open.
5) Neither Enel nor its executives have had any relation, written or oral, or have coordinated actions or have defined any written or oral pact with any of the significant Endesa shareholders.
6) Enel, which is present in Spain through its subsidiary Viesgo since January 8, 2002, has regular contacts with institutional bodies and regulators and their representatives as well as with other entities, both public and private, which are present in the Spanish energy market. This includes frequent trips to Spain of top Enel executives aimed to manage and develop the group’s activities in the country.
Specifically, during a last trip to Spain, on February 16, Enel Chief Executive Fulvio Conti, accompanied by his assistant, Javier Anzola, along with Enel Viesgo Chief Executive, Miguel Antonianzas, met in Madrid the Industry Tourism and Commerce Minister Joan Clos, and subsequently, the Director of Oficina Econòmica of the President of the Government David Taguas.
The agenda of both meetings included a number of topics concerning Enel’s position in the Spanish market, and specifically the organic growth of Enel Viesgo Generacion, of Enel Viesgo Distribucion, and plans in the renewable energy sector (EUFER, which is 50% owned by Enel), the digital meter project and other matters (such as the consequences of the RDL 3/2006 and the procedures for abuse of dominant positions), regulatory matters, etc.
7) As of today, there is no decision on behalf of Enel about the E.On tender offer on Endesa currently underway.
8) The possibility and the intention of Enel to take part in the management of Endesa and in its managerial bodies will depend, obviously, on the relative size of the stake that Enel will be able to acquire in Endesa.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli Title: Secretary of Enel Società per Azioni
Dated: February 28, 2007